BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that it filed on this date, its Annual Report on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (“SEC”) and with the Brazilian Securities Commission (“CVM”), in English version. The version of the Form 20-F translated into Portuguese will be filed shortly with the CVM and made available on the Company’s website.

In compliance with the New York Stock Exchange rules, the Form 20-F is available on our website https://ri.brf-global.com/en/. In addition, all shareholders of BRF may request, free of charge, a hard copy of BRF’s complete audited financial statements filed with the SEC. To request a hard copy of BRF’s audited financial statements or clarify this press release, please contact BRF’s Investor Relations Department, whose contact information is as follows:

BRF S.A.

Investor Relations Department

Av. Nações Unidas, 14,401, 22nd floor

04730-090 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5377

E-mail: acoes@brf.com

São Paulo, April 30th, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.